Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

September 29, 2016

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the Registrant)

        Columbia Strategic Municipal Income Fund (the Fund)

                (formerly known as Columbia AMT-Free Tax-Exempt Bond Fund)

Post-Effective Amendment No. 151

File No. 333-131683 /811-21852

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 151 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Fund’s prospectus and Statement of Additional Information (SAI) to reflect changes to principal investment strategies and principal risks and the addition of Class Y shares to the Fund.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks, Performance Information and Primary Service Providers – The Investment Manager (Portfolio Managers subsection) of the prospectus and the Non-fundamental Policies section of the SAI, are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II